K&L|GATES
                                 July 29, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                  Re:    Neuberger Berman Institutional Liquidity Series
                               Neuberger Berman Institutional Cash Fund
                               Neuberger Berman Prime Money Fund
                         File Nos.  333-120168; 811-21647
                         Post-Effective Amendment No. 6
                         ------------------------------
Ladies and Gentlemen:

      We have acted as counsel to Neuberger Berman Institutional Liquidity Series ("Trust") in connection with the preparation of Post-Effective Amendment No. 6 to the Trust's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

      Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

                                        Very truly yours,

                                        /s/ K&L Gates LLP

                                        K&L Gates LLP